Exhibit (a)(5)(vii)

ANI ANNOUNCES FINAL RESULTS OF TENDER OFFER

        Denver, CO (August 29, 2005) — Advanced Nutraceuticals, Inc. (Over-The-Counter Bulletin Board: ANII.OB) today announced the final results of its tender offer, which expired at 5:00 p.m., New York City time, on August 25, 2005. ANI will purchase 1,058,823 shares of its common stock at a price per share of $4.25 for a total cost of approximately $4.5 million from stockholders of record as of the close of business on July 27, 2005. Based on the final count by Corporate Stock Transfer, Inc., the depositary for the tender offer, 2,824,184 shares of common stock were properly tendered and not withdrawn.

        Since the tender offer was over-subscribed, the number of shares ANI will purchase from each tendering shareholder (other than odd-lot holders) will be prorated. Based upon the final count, the proration factor is approximately 37%. The determination of the proration factor was based on proper delivery of all shares tendered and not properly withdrawn and the impact of odd-lot and conditional tenders.

        Payment for shares validly tendered and accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by Corporate Stock Transfer, Inc. As a result of the completion of the tender offer, ANI expects to have approximately 4,425,175 shares of common stock outstanding as of the time immediately following payment for the tendered shares.

        ANI is a private label contract manufacturer of vitamins and supplements. Through its wholly-owned subsidiary, Bactolac Pharmaceutical, Inc., ANI formulates, manufactures, coats and packages encapsulated and compressed tablets, powder blended vitamins and related nutritional supplements.

For additional information contact:

Jeff McGonegal (303) 475-3786 (Email: jmcgonegal@aol.com) or
Gregory Pusey (303) 722-4008 (Email: gpusey@gpusey.com)